Exhibit 99.1

Hudson Announces Approval of Shareholder Written Resolution

East Rutherford, NJ – May 13, 2020 – Hudson (NYSE: HUD) (“Hudson” or the “Company”), a North American travel experience leader with more than 1,000 stores in airports, commuter hubs, landmarks and tourist destinations, today announced the approval of a Shareholder Written Resolution that adopted an amendment to the bye-laws of the Company. The amendment modifies the bye-laws with regard to the size of the Company’s Board of Directors, providing that the Board of Directors of the Company shall consist of at least seven directors and not more than such maximum number of directors as the Board may from time to time determine. The new bye-laws have been furnished to the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K and may be accessed free of charge on the SEC’s website and on the Company’s website.

The Shareholder Written Resolution was passed when it was signed by registered shareholders who as of May 11, 2020 (being the date the notice of the proposed resolution was given) held a simple majority of the total voting rights of all issued and outstanding shares of the Company, provided such majority included at least one shareholder holding Class B common shares of the Company.

About Hudson
Hudson, a Dufry Company, is a travel experience company turning the world of travel into a world of opportunity by being the Traveler’s Best Friend in more than 1,000 stores in airport, commuter hub, landmark, and tourist locations. Our team members care for travelers as friends at our travel convenience, specialty retail, duty free and food and beverage destinations. At the intersection of travel and retail, we partner with landlords and vendors, and take innovative, commercial approaches to deliver exceptional value. To learn more about how we can make your location a travel destination, please visit us at www.hudsongroup.com.

For further information, please contact:

Investor/Media Contact
Cindi Buckwalter
VP of Investor Relations & Corporate Communications
investorrelations@hudsongroup.com
communications@hudsongroup.com